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EXHIBIT 99 (b)

WASHINGTON MUTUAL INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	(in millions)
Earnings, Including Interest on Deposits(1):
Income before income tax expense	$1,200	$712	$3,481	$2,208
Fixed charges	1,895	2,465	6,753	6,981

	$3,095	$3,177	$10,234	$9,189

Preferred dividends(2)	$3	$—	$8	$—
Fixed charges(1):
Interest expense	$1,874	$2,451	$6,691	$6,940
Estimated interest component of net rental expense	21	14	62	41

	1,895	2,465	6,753	6,981

Fixed charges and preferred dividends	$1,898	$2,465	$6,761	$6,981

Ratio of earnings, including interest on deposits, to fixed charges and preferred dividends(3)	1.63	1.29	1.51	1.32

Earnings, Excluding Interest on Deposits(1):
Income before income tax expense	$1,200	$712	$3,481	$2,208
Fixed charges	1,160	1,621	4,308	4,546

	$2,360	$2,333	$7,789	$6,754

Preferred dividends(2)	$3	$—	$8	$—

Fixed charges(1):
Interest expense	$1,874	$2,451	$6,691	$6,940
Less interest on deposits	735	844	2,445	2,435
Estimated interest component of net rental expense	21	14	62	41

	1,160	1,621	4,308	4,546

Fixed charges and preferred dividends	$1,163	$1,621	$4,316	$4,546

Ratio of earnings, excluding interest on deposits, to fixed charges and preferred dividends(3)	2.03	1.44	1.80	1.49

(1)
As defined in Item 503 (d) of Regulation S-K.

(2)
The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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  EXHIBIT 99 (b)
WASHINGTON MUTUAL INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS